Exhibit 99.5

Disclaimer

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arisen from or in reliance upon the whole or any part of the contents of this announcement.

Cash Dividend Announcement for Equity Issuer

Issuer name	PetroChina Company Limited

Stock code	00857

Multi-counter stock code and currency	Not applicable

Other related stock code(s) and name(s)	Not applicable

Title of announcement	FINAL DIVIDEND FOR THE YEAR ENDED 31 DECEMBER 2022

Announcement date	29 March 2023

Status	New announcement

Information relating to the dividend

Dividend type	Final

Dividend nature	Ordinary

For the financial year end	31 December 2022

Reporting period end for the dividend declared	31 December 2022

Dividend declared	RMB 0.22 per share

Date of shareholders’ approval	To be announced

Information relating to Hong Kong share register

Default currency and amount in which the dividend will be paid	HKD amount to be announced

Exchange rate	To be announced

Ex-dividend date	20 June 2023

Latest time to lodge transfer documents for registration with share registrar for determining entitlement to the dividend	21 June 2023 16:30

Book close period	From 22 June 2023 to 27 June 2023

Record date	27 June 2023

Payment date	28 July 2023

Hong Kong Registrars Limited

Shops 1712-1716
Share registrar and its address	Hopewell Centre
183 Queen’s Road East
Wanchai
Hong Kong

Information relating to withholding tax

	Details of withholding tax (including type of shareholders and applicable tax rates) applied to the dividends declared of H shares are set out in the table below. In addition, for individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of lower than 10%, the Company would make applications on their behalf to seek entitlement of the relevant agreed preferential treatments pursuant to the circular of State Administration of Taxation on Issuing Administrative Measures on Preferential Treatment Entitled by Non-residents Taxpayers under Tax Treaties. For individual H shareholders who are residents of those countries having agreements with China for individual income tax rates in respect of dividend of higher than 10% but lower than 20%, the Company would withhold the individual income tax at the agreed-upon effective tax rate. For further details, please refer to the section headed “Distribution Plan for the Final Dividend for 2022” in the annual results announcement of the Company dated 29 March 2023. The Company will not entertain any claims arising from and assume no liability whatsoever in respect of any delay in, or inaccurate determination of, the status of the shareholders of the Company or any disputes over the withholding and payment of tax

	Type of shareholders	Tax rate	Other relevant information (if any)
Details of withholding tax applied to the dividend declared	Enterprise - non-resident i.e. registered address outside PRC	10%	The Company is required to withhold corporate income tax at the rate of 10% before distributing dividends to non-resident enterprise shareholders whose names appear on the register of members of H shares of the Company. Any H shares registered in the name of non-individual shareholders, including HKSCC Nominees Limited, other nominees, trustees or other groups and organizations will be treated as being held by non- resident enterprise shareholders and therefore will be subject to the withholding of the corporate income tax.
	Individual - non-resident i.e. registered address outside PRC	10%

The Company would withhold and pay the individual income tax at the tax rate of 10% on behalf of the individual H shareholders who are Hong Kong residents, Macau residents or residents of those countries having agreements with China for individual income tax rate in respect of dividend of 10%

	Individual - non-resident i.e. registered address outside PRC	20%

For individual H shareholders who are residents of those countries without any taxation agreements with China or having agreements with China for individual income tax in respect of dividend of 20% or in other situations, the Company would withhold the individual income tax at a tax rate of 20%.

	Mainland investors (excluding enterprises) from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect	20%	For dividends obtained by individual mainland investors from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai-Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold their individual income tax at the rate of 20% in accordance with the register of individual mainland investors provided by CSDC. For dividends obtained by mainland securities investment funds from investment in the H shares of the Company listed on the Hong Kong Stock Exchange through the Shanghai- Hong Kong and Shenzhen-Hong Kong Stock Connect, the Company will withhold tax with reference to the provisions concerning the collection of tax on individual investors.

Information relating to listed warrants / convertible securities issued by the issuer

Details of listed warrants / convertible securities issued by the issuer	Not applicable

Other information

Other information	Not applicable

Directors of the issuer

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.